EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

April 5, 2023

AVINO REPORTS FATAL ACCIDENT AT PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) regrets to report the tragic loss of life of a contractor’s employee at the Avino Mine Property in Durango, Mexico.

“On behalf of Avino, we extend our sincerest sympathies and support to the families, friends and colleagues of the deceased,” stated David Wolfin, President and CEO of Avino.

Avino's management and staff are supporting the Mexican authorities with their investigation and currently Avino does not expect the accident to affect production from the Avino Mine.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”
David Wolfin President & CEO Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy